SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------
CUSIP No. 278865100
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Henkel KGaA

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
        PERSON                        36,346,276
         WITH
                              9       SOLE DISPOSITIVE POWER
                                      0

                             10       SHARED DISPOSITIVE POWER
                                      36,346,276


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           36,346,276

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.1%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------
CUSIP No. 278865100
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HC Investments, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
        PERSON                        14,666,664
         WITH
                              9       SOLE DISPOSITIVE POWER
                                      0

                             10       SHARED DISPOSITIVE POWER
                                      14,666,664


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,666,664

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.3%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------
CUSIP No. 278865100
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Henkel Chemie Verwaltungsgesellschaft mbH

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
        PERSON                        21,679,612
         WITH
                              9       SOLE DISPOSITIVE POWER
                                      0

                             10       SHARED DISPOSITIVE POWER
                                      21,679,612


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,679,612

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.7%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 9 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

          The Schedule 13D is now filed also by Henkel Chemie Verwaltungsgesellschaft mbH ("Chemie"), organized under the laws of Germany and a wholly-owned direct subsidiary of KGaA. The principal executive offices of Chemie are located at 67 Henkelstrasse, 40191 Dusseldorf, Germany. Chemie is a holding company, the principal business of which is holding the shares of Common Stock described in this Amendment.

          The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA, HCI and Chemie are set forth in Schedule I hereto. None of KGaA, HCI, Chemie or, to the best of their knowledge, any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.
          ----------------------

          Effective December 31, 2002, KGaA transferred the 21,679,612 shares of Common Stock it previously held directly to Chemie for KGaA's internal organizational purposes. There was no other change to KGaA's plans or intentions with respect to, or relationship with, Ecolab.

          In connection with the transfer, Chemie executed an Agreement to be Bound, dated as of December 31, 2002, in which it agreed to be bound by the Amended Stockholder's Agreement.

          Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab, and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder's Agreement and applicable law.

          Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) At the date hereof, in the aggregate, the 36,346,276 shares of Common Stock owned by KGaA, HCI and Chemie represent approximately 28.1% of the 129,566,265 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of October 31, 2002.

          Of that total, HCI directly beneficially owns 14,666,664 shares of Common Stock (approximately 11.3% of such total). HCI and, by virtue of its indirect control of HCI, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

          Chemie directly beneficially owns the remaining 21,679,612 shares of Common Stock (approximately 16.7% of such total). Chemie and, by virtue of its direct control of Chemie, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

          (c) Except for the transfer by KGaA to Chemie described herein, no transactions in shares of Common Stock were effected during the past 60 days by Chemie, HCI or KGaA, or, to the best of their knowledge, by Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedule I.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          As noted above, Chemie executed an Agreement to be Bound in which it agreed to be bound by the Amended Stockholder's Agreement. A copy of the Agreement to be Bound is attached as Exhibit 22 to this Amendment and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 22 Agreement to be Bound by Chemie dated as of December 31, 2002.

                                    Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Dated: January 8, 2003

                                       Henkel KGaA



                                       By:  /s/  Lothar Steinebach
                                           ----------------------------
                                           Lothar Steinebach
                                           Corporate Vice President,
                                              Finance & Controlling



                                       By:  /s/  Heinz Nicolas
                                           ----------------------------
                                           Heinz Nicolas
                                           Senior Corporate Counsel


                                       HC Investments, Inc.



                                       By:  /s/  James E. Ripka
                                           ----------------------------
                                           James E. Ripka
                                           President


                                       Henkel Chemie Verwaltungsgesellschaft mbH



                                       By:  /s/  Thomas Gerd Kuhn
                                           ----------------------------
                                           Thomas Gerd Kuhn
                                           General Manager


                                       By:  /s/  Matthias Schmidt
                                           ----------------------------
                                           Matthias Schmidt
                                           General Manager

                                  Exhibit Index
                                  -------------

Exhibit 1   Stock Purchase Agreement by and among HC Investments, Inc.,      (i)
            Henkel KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2   Amendment No. 1 to Stock Purchase Agreement by and among HC      (i)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            December 11, 1989

Exhibit 3   Confidentiality Agreement between Henkel KGaA and Ecolab Inc.    (i)
            dated November 13, 1989

Exhibit 4 Press Release issued by Ecolab Inc. and Henkel KGaA on December (i) 11, 1989

Exhibit 5   Amendment No. 2 to Stock Purchase Agreement by and among HC     (ii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            September 11, 1990

Exhibit 6   Umbrella Agreement by and between Henkel KGaA and Ecolab Inc.   (ii)
            dated as of September 11, 1990

Exhibit 7   Joint Venture Agreement by and between Henkel KGaA and          (ii)
            Ecolab Inc. dated as of September 11, 1990

Exhibit 8   Stockholder's Agreement between Henkel KGaA and Ecolab Inc.     (ii)
            dated  as of September 11, 1990

Exhibit 9   Amendment No. 3 to Stock Purchase Agreement by and among HC    (iii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            March 8, 1991

Exhibit 10  First Amendment to the Umbrella Agreement by and between       (iii)
            Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11 First Amendment to the Joint Venture Agreement by and between (iii) Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12 First Amendment to the Stockholder's Agreement between Henkel (iii) KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13  Amended and Restated Umbrella Agreement by and between Henkel   (iv)
            KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14  Amended and Restated Joint Venture Agreement by and between     (iv)
            Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15  Amended and Restated Stockholder's Agreement between Henkel     (iv)
            KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 16  Press Release issued by Ecolab Inc. and Henkel KGaA on          (iv)
            July 11, 1991

Exhibit 17 Amendment No. 1 to Amended and Restated Stockholder's Agreement (v) between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18  Master Agreement, dated as of December 7, 2000, between Ecolab   (v)
            Inc. and Henkel KGaA

Exhibit 19  Form of Amended Stockholder's Agreement                          (v)

Exhibit 20  Purchases of Common Stock from December 14, 2000 through        (vi)
            October 5, 2001

Exhibit 21  Purchases of Common Stock from October 9, 2001 through         (vii)
            November 23, 2001

Exhibit 22  Agreement to be Bound by Chemie dated as of December 31, 2002     20


(i)   Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.

(vii) Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.

                                                                      Schedule I


                 Officers and Directors of HC Investments, Inc.

         The following table sets forth the name, business address, position with HCI and present principal occupation of each director and executive officer of HCI. Each individual listed below is a citizen of the United States.

                                       Position with HCI and Present
Name and Address                     Principal Occupation or Employment
----------------                     ----------------------------------

Mr. James E. Ripka            Vice President and Treasurer of Henkel
Henkel Corporation            Corporation; Director, Chairman of the Board of
The Triad, Suite 200          Directors and President of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kenneth R. Pina           Senior Vice President, Chief Legal Officer and
Henkel Corporation            Secretary of Henkel Corporation; Secretary of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Timothy V. Eisenhut       Vice President, Tax of Henkel Corporation;
Henkel Corporation            Director and Vice President, Tax of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Brian Friend              Director of Tax of Henkel Corporation; Director
Henkel Corporation            and Vice President, Finance of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. David M. Landis, Jr.      Assistant Treasurer of Henkel Corporation;
Henkel Corporation            Director and Vice President and Treasurer of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Adam R. Vogelsong         Account Manager, Corporate, Financial Services
Wilmington Trust Company      Department, Wilmington Trust Company; Director and
1105 North Market Street      Assistant Treasurer of HCI
Suite 1300
Wilmington, DE  19899

Mr. Gregory Gaglione          Associate General Counsel and Assistant Secretary
Henkel Corporation            of Henkel Corporation; Assistant Secretary of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kevin Chu                 Assistant General Counsel of Henkel Corporation;
Henkel Corporation            Assistant Secretary of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

                      Officers and Directors of Henkel KGaA
                      -------------------------------------


         The following table sets forth the name, business address (except as noted), position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. de Keersmaecker, who is a citizen of Belgium, Mr. Linder and Dr. Morwind, who are citizens of the Republic of Austria, and Mr. Vuursteen, who is a citizen of The Netherlands.


Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Supervisory Board:

Mr. Albrecht Woeste                  Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                     Chairman of the Supervisory Board and
40191 Dusseldorf                     Chairman of the Shareholders' Committee
Germany                              of KGaA

Dr. Simone Bagel-Trah                Biologist
Beethovenstrasse 62
53115 Bonn
Germany

Dr. Ulrich Cartellieri               Member of the Supervisory Board
Deutsche Bank AG                     of Deutsche Bank AG
D-60262 Frankfurt
Germany

Mr. Hans Dietrichs                   Member of the Works Council of
Ziegeleistrasse 56                   Henkel Genthin GmbH
39307 Genthin
Germany

Mr. Benedikt-Joachim Freiherr        Forester
  von Herman
Obere Dorfstrasse 1
88489 Wain
Germany

Mr. Bernd Hinz                       Member of the Works Council of KGaA
Rheinstrasse 48
51371 Leverkusen
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Supervisory Board:      (continued)
------------------

Prof. Dr. Dr. h.c. Heribert Meffert  Professor at the University of Munster
Potstiege 56                         and Director of the Institute for Marketing
48161 Munster
Germany

Prof. Dr. Dr. Heinz Riesenhuber      Member of Parliament
Bundesforschungsminister a.D.
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke               Banker
Wolfgangweg 17
CH-9014 St. Gallen
Switzerland

Mr. Michael Vassiliadis              Executive Secretary of IG Bergbau,
Konigsworther Platz 6                Chemie, Energie (German Mining,
30167 Hannover                       Chemicals and Energy Trade Union)
Germany

Mr. Bernhard Walter                  Former Chairman of the Board of Managing
60301 Frankfurt                      Directors of Dresdner Bank AG
Germany

Mr. Jurgen Walter                    Member of the Executive Committee of
c/o IG Bergbau, Chemie, Energie      IG Bergbau, Chemie, Energie (German Mining,
Konigsworther Platz 6                Chemicals and Energy Trade Union)
30167 Hannover
Germany

Mrs. Brigitte Weber                  Member of the Works Council of KGaA
Pestalozzistrasse 12
40764 Langenfeld
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Supervisory Board:      (continued)
------------------

Dr. Anneliese Wilsch-Irrgang         Chairman of the Management Personnel
Flotowstrasse 2a                     Representatives of KGaA
40593 Dusseldorf
Germany

Mr. Winfried Zander                  Chairman of the Works Council of KGaA and
Henkelstrasse 67                     Vice Chairman of the Supervisory Board
40191 Dusseldorf
Germany

Mr. Rolf Zimmermann                  Member of the Works Council of KGaA
Halbuschstrasse 122
40591 Dusseldorf
Germany

Board of Management:
-------------------

Prof. Dr. Ulrich Lehner              President and Chief Executive Officer and
Henkelstrasse 67                     Chairman of the Board of Management of
40191 Dusseldorf                     KGaA
Germany

Mr. Guido de Keersmaecker            Executive Vice President-Technologies of
Henkelstrasse 67                     KGaA
40191 Dusseldorf
Germany

Dr. Jochen Krautter                  Executive Vice President-Finance of KGaA
Henkelstrasse 67
40191 Dusseldorf
Germany

Mr. Alois Linder                     Executive Vice President-Consumer and
Henkelstrasse 67                     Craftsmen Adhesives of KGaA
40191 Dusseldorf
Germany

Dr. Klaus Morwind                    Executive Vice President-Laundry & Home
Henkelstrasse 67                     Care of KGaA
40191 Dusseldorf
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Board of Management:    (continued)
--------------------

Prof. Dr. Uwe Specht                 Executive Vice President- Cosmetics/
Henkelstrasse 67                     Toiletries of KGaA
40191 Dusseldorf
Germany

Mr. Knut Weinke                      Executive Vice President-Human Resources/
Henkelstrasse 67                     Logistics of KGaA
40191 Dusseldorf
Germany

Shareholders' Committee:

Mr. Albrecht Woeste                  Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                     Chairman of the Supervisory Board and
40191 Dusseldorf                     Chairman of the Shareholders' Committee of
Germany                              KGaA

Dr. Paul Achleitner                  Member of the Board of Allianz AG
Konigsstrasse 28
80802 Munchen
Germany

Mr. Stefan Hamelmann                 Independent Entrepreneur
Hebbelstrasse 13
40237 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann             President and Chief Executive Officer of
Bennigsenplatz 1                     E.ON AG
40474 Dusseldorf
Germany

Christoph Henkel                     Independent Entrepreneur and Business
Henkelstrasse 67                     Executive; Vice Chairman of the
40191 Dusseldorf                     Shareholders' Committee of KGaA
Germany

Dr. Jurgen Manchot                   Chemist
Henkelstrasse 67
40191 Dusseldorf
Germany

Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Shareholders' Committee: (continued)
------------------------
Dr. Christa Plichta                  Physician
Chemin Colladon 22
CH-1209 Geneve
Switzerland

Mr. Burkhard Schmidt                 Managing Director of Jahr Holding GmbH &
Stubbenhuk 7                         Co KG
20459 Hamburg
Germany

Karel Vuursteen                      Member of the Board of Management of
Dijsselhofplantsoen 10               Heineken Holding N.V.
NL-1077 BL Amsterdam
The Netherlands

Dr. Hans-Dietrich Winkhaus           Former President and Chief Executive
Henkelstrasse 67                     Officer of KGaA
40191 Dusseldorf
Germany

       Officers and Directors of Henkel Chemie Verwaltungsgesellschaft mbH
       -------------------------------------------------------------------


         The following table sets forth the name, business address (except as noted), position with Chemie and present principal occupation of each director, executive officer and controlling person of Chemie. Each individual listed below is a citizen of Germany.


Name and Address                     Present Principal Occupation or Employment
----------------                     ------------------------------------------

Thomas Gerd Kuhn                     Senior Corporate Counsel of KGaA; General
Henkelstrasse 67                     Manager of Chemie
40191 Dusseldorf
Germany

Dr. Matthias Schmidt                 Vice President, Accounting of KGaA; General
Henkelstrasse 67                     Manager of Chemie
40191 Dusseldorf
Germany